Exhibit 99.1

Bilibili Provides Update on Voluntary Conversion to Dual-Primary Listing on The Main Board of The Stock Exchange of Hong Kong Limited

SHANGHAI, China, May 2, 2022 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today provides an update on the Company’s proposed voluntary conversion of its secondary listing status on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) to dual-primary listing (the “Proposed Conversion”).

Application For Conversion To Primary Listing. The Company has applied to the Hong Kong Stock Exchange with regards to the Proposed Conversion on April 29, 2022, and has received the acknowledgement from the Hong Kong Stock Exchange in respect of the application for the Proposed Conversion. The Effective Date on which the Proposed Conversion will become effective, is expected to be October 3, 2022. Upon the Effective Date, the Company will be dual primary listed on the Hong Kong Stock Exchange in Hong Kong and the Nasdaq in the United States.

Continuing Connected Transactions. The board of directors of the Company (the “Board”) announces that on April 29, 2022, the Company entered into the Payment Services Agreement, the Cloud Services Agreement and the Collaboration Agreements, with associates of Tencent. Tencent is one of the substantial shareholders of the Company. Accordingly, pursuant to Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time (the “Listing Rules”), Tencent and its associates shall be connected persons of the Company and the Payment Services Agreement, the Cloud Services Agreement, the Collaboration Agreements, and the transactions contemplated thereunder constitute continuing connected transactions of the Company, upon the Effective Date.

Proposed Grant of Share Repurchase Mandate and Issuance Mandate. Ordinary resolutions will be proposed at the annual general meeting to be convened by the Company on or around June 30, 2022 (the “AGM”) to approve the grant of (i) a share repurchase mandate to the directors of the Company (the “Directors”) to repurchase Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, (the “Class Z Ordinary Shares”) and/or American depositary shares (the “ADSs,” each representing one Class Z Ordinary Share), not exceeding 10% of the number of issued ordinary shares of the Company as of the date of the resolution granting the share repurchase mandate, and (ii) an issuance mandate to the Directors to allot, issue or deal with unissued Class Z Ordinary Shares and/or ADSs not exceeding 20% of the number of issued ordinary shares as of the date of the resolution granting the issuance mandate.

Proposed Amendments to The 2018 Share Incentive Plan and Termination of The Global Share Plan. The Company intends to approve (i) certain amendments to the 2018 Share Incentive Plan; and (ii) the termination of the Global Share Plan, each with effect from the Effective Date.

Proposed Adoption of New Articles of Association. The Board has proposed to amend the seventh amended and restated memorandum and articles of association of the Company by adopting a new set of memorandum and articles of association in substitution for and to the exclusion of the existing Articles of Association in order to comply with Appendix 3 to Listing Rules upon the Proposed Conversion.

The Company’s corresponding announcement on the Hong Kong Stock Exchange is available on the Company’s website at https://ir.bilibili.com/.

The Proposed Conversion is conditional upon and subject to, among other things, market conditions and the obtaining of the necessary regulatory approvals. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Proposed Conversion in accordance with applicable laws and regulations as and when appropriate. This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, Application For Conversion To Primary Listing, Proposed Grant of Share Repurchase Mandate and Issuance Mandate, Proposed Amendments to The 2018 Share Incentive Plan and Termination of The Global Share Plan, and Proposed Adoption of New Articles of Association contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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